Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

NOTICE OF SHAREHOLDERS’ MEETING

All shareholders of Grupo Financiero Galicia S.A. are invited to the Ordinary Shareholders’ Meeting to be held on April 28th, 2026, at 11:00 AM (first call – local time), that will be held remotely by using the videoconference system provided by “Microsoft Teams”, following the provisions set by articles 20° and 23° of the company´s By Laws, with the following AGENDA:

1° Appointment of two shareholders to sign the minutes.

2° Examination of the Financial Statements, Income Statement, and other documents as set forth by Section 234, subsection 1 of the General Law of Companies, Annual Report – Integrated Information and Report of the Supervisory Syndics’ Committee for the 27th fiscal year ended December 31st, 2025.

3º Treatment of accumulated Unallocated Results. Treatment to be given to the fiscal year ended December 31, 2025. Integration of the applicable Legal Reserve. Increase of the Discretionary Reserve for future profit distribution. Discretionary Reserve partial reverse for eventual dividend distribution for up to an amount which, adjusted for inflation pursuant to Article 3, paragraph (e), of Chapter III, Title IV, “Periodic Reporting Regime of CNV Regulations,” results in the sum of Ps. 190,000,000,000, as detailed in the Annual Report. Authorization granted to the Board of Directors to distribute a cash and/or in‑kind dividend for up to the amount approved by the Shareholders’ Meeting.

4º Approval of the Board of Directors and Supervisory Syndics Committee’s performances.

5º Consideration of the Supervisory Syndics Committee´s compensation.

6° Consideration of the Board of Directors´ compensation.
Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina
Tel. 4343-7528 Fax 4331-9183

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

7° Granting of authorization to the Board of Directors to make advance payments of directors´ fees during the fiscal year started on January 1st, 2026 ad-referendum of the shareholders’ meeting that considers the documentation corresponding to said fiscal year.

8º Election of three syndics and three alternate syndics for one-year term of office.

9° Determination of the number of directors and alternate directors until reaching the number of directors determined by the shareholders’ meeting.

10° Compensation of the independent accountant certifying the Financial Statements for fiscal year 2025.

11º Appointment of the independent accountant and alternate accountant to certify the Financial Statements for fiscal year 2026.

12º Approval of the annual budget for the Audit Committee.

According to current regulations it is necessary to state that during the fiscal year 2025 there have been no circumstances for those included in Section 71 of Law 26,831 (Ley de Mercado de Capitales).

Notes: 1) Shareholders are hereby notified that, in order to attend the meeting, they must deliver a certification evidencing their book-entry shares, as issued by Caja de Valores S.A., on or before April 22nd, 2026 (from 10:00 AM to 4:00 PM), by email to the following mailbox: asambleas@gfgsa.com , so that the shares can be registered in the Meeting’s Attendance Record Book.
2) The Shareholders´ Meeting will be held remotely by using the videoconference system provided by “Microsoft Teams”. For voting purposes, each Shareholder or their representative will be asked to identify themselves and cast their vote verbally in line
Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina
Tel. 4343-7528 Fax 4331-9183

Grupo Financiero Galicia S.A.
CUIT: 30-70496280-7

with the instructions that will be sent. A technical manual for the Microsoft Teams platform will be sent to those shareholders who have registered following the applicable regulations. Unless otherwise indicated, the email address utilized to communicate its attendance will be used to inform the videoconference´s link.
3) Shareholders are hereby reminded that the National Securities Commission requires compliance with the procedures set forth in Chapter II, Title II of its regulations comprised on (N.T.2013).
4) When considering item 3 of the agenda, the majorities established by article 244, last part, of the General Law of Companies, will be required.

______________________________
A. Enrique Pedemonte
Attorney in law
Grupo Financiero Galicia S.A.

This constitutes an unofficial English translation of the original Spanish document. The Spanish document shall govern all respects, including interpretation matters.
Grupo Financiero Galicia S.A. /Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina
Tel. 4343-7528 Fax 4331-9183